NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2019
(in thousands, except units data)
(Confidential Treatment Requested)

ASSETS

Cash	$	46,793
Cash segregated in compliance with federal and other regulations		1,020
Deposits with and receivables due from clearing organizations		26,697
Securities owned		747
Receivables due from affiliates		64,898
Other assets:		
Distribution fees and underwriting revenue receivable		9,090
Advanced commissions		4,969
Deposits with other organizations		2,025
Deferred income taxes		1,162
		17,246
Total assets	$	157,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Sales commissions, distribution fees, and other accounts payable	$	15,304
Accrued expenses and other liabilities:		
Due to affiliates		21,083
Accrued expenses and other liabilities		405
		21,488
Total liabilities		36,792

Member's equity:

Units: $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		163,426
Accumulated Deficit		(42,828)
Total member's equity		120,609
Total liabilities and member's equity	$	157,401

See accompanying notes to financial statements.